SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 25 August 2006

NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ Andrew Durrant

Andrew Durrant Assistant Secretary
Date: 25 August 2006

ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom
Update to 7.01am 25 August 2006

Recent Announcements to the London Stock Exchange

DATE	DETAILS

25.8.06	Acquisition of New England Gas Rhode Island Assets Completes

24.8.06	Publication of Prospectus

23.8.06	Directors Technical Interests- NG Group Employee Share Trust

18.8.06	Update on National Grid Acquisition of Keyspan

14.8.06	Return of Cash – Repurchase of B Shares

11.8.06	Publication of Prospectus

9.8.06	Directors Interests — Share Incentive Plan — monthly update including Directors B Share Repurchase (N Winser and R Urwin)

7.8.06	Block Listing Six Monthly Return

2.8.06	Directors Share Interests- Lapse of 2003 tranche of Performance Share Plan Awards

ANNEX 2 – COPY ANNOUNCEMENTS AS SENT

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom
Update to 7.01am 25 August 2006

25 August 2006

NATIONAL GRID COMPLETES ACQUISITION OF NEW ENGLAND GAS RHODE ISLAND ASSETS

National Grid plc (“National Grid”) yesterday completed the acquisition of the Rhode Island assets of New England Gas Company from Southern Union Company. The acquisition, for a cash consideration of $498m and the assumption of $77m of debt, was announced on 16 February 2006.
With this acquisition, National Grid will add New England Gas’ 245,000 natural gas customers to the more than 477,000 electricity customers it already serves in Rhode Island.
Michael E. Jesanis, President and Chief Executive Officer of National Grid’s US business, said, “This transaction is an expression of our commitment to Rhode Island and New England. It’s also a natural fit as we expand our core energy delivery business.”
The acquisition was approved by the Rhode Island Division of Public Utilities and Carriers on 25 July 2006 and the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired on 3 April 2006.
Contact details:

National Grid

Investors
Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media

Chris Mostyn	+44 (0)1926 655275	+44 (0)7879 668025(m)
Stewart Larque	+44 (0)1926 655274	+44 (0)7831 864034(m)

Citigate Dewe Rogerson
Anthony Carlisle	+44 (0)20 7638 9571	+44 (0)7973 611888(m)
Cautionary statement
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to continue to integrate the US and UK businesses acquired by or merged with National Grid, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, the impact of the separation and sale by National Grid of four of its UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid.

24 August 2006

Publication of Final Terms
The following final terms has been approved by the UK Listing Authority and is available for viewing:
Final Terms in relation to the National Grid plc’s issue of US$ 47,500,000 Floating Rate Instruments due 2009 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme
To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/0795i_-2006-8-24.pdf
For further information, please contact
Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 20 7004 3365
Fax: +44 20 7004 3363

DISCLAIMER – INTENDED ADDRESSEES
Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 11 August 2006) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

23 August 2006

National Grid plc (NG)
Interests Notified by the Trustee of the National Grid plc Group Employee Share Trust
(Notification of Directors’ Technical Interests, Pursuant to Section 324 (2) of the Companies Act 1985)
NG today received a notification from Towers Perrin Share Plan Services (Guernsey) Limited, as Trustee of the National Grid plc Group Employee Share Trust (the ‘Trust’), operated in conjunction with National Grid Share Award Plan 2004 (the ‘Plan’), Performance Share Plan, Share Matching Plan and Deferred Share Plan. Following the purchase of 50,881 Ordinary shares yesterday, at a market price of 631.5p per share for future releases under the Plan, Executive Directors of NG (Roger Urwin, Steve Holliday, Steve Lucas, Mike Jesanis, Edward Astle and Nick Winser) are deemed to have a technical interest in the new balance of 200,974 NG Ordinary shares held in Trust. The B Shares held by the Trust remain unchanged.
(Note: For Companies Act purposes, the Executive Directors of NG are deemed to have a technical interest in all shares held in the Trust, together with all participating employees. The interest ceases when shares are transferred to participants by the release of shares from the Trust under the Share Award Plan or under another employees’ share plan.)
Contact D C Forward, Assistant Secretary (0207 004 3226)

18 August 2006

UPDATE ON NATIONAL GRID ACQUISITION OF KEYSPAN
National Grid is pleased to note that at the KeySpan Annual Meeting of Stockholders held yesterday, KeySpan stockholders voted in favour of the proposed acquisition of KeySpan by National Grid.
This follows the announcement on 10 July 2006 that the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR), and the announcement on 12 July 2006 that the Committee on Foreign Investment in the United States (CFIUS) had completed its review of the transaction and determined there are no issues of national security sufficient to warrant an investigation. National Grid shareholders approved the acquisition at the company’s Extraordinary General Meeting on 31 July 2006.
Remaining approvals for the acquisition include authorisation by the Federal Energy Regulatory Commission and by state public utility regulatory commissions, including the New York Public Service Commission (NYPSC) and the New Hampshire Public Utilities Commission (NHPUC). Filings requesting approval from each of the NYPSC and NHPUC were made on 21 July 2006 and 11 August 2006 respectively, and in May the companies filed for approval from the U.S. Federal Energy Regulatory Commission.

CONTACT DETAILS:
Investors
Alexandra Lewis +44 (0)20 7004 3170 +44 (0)7768 554879 (m)
Richard Smith +44 (0)20 7004 3172 +44 (0)7747 006321 (m)
James Waite +44 (0)20 7004 3171 +44 (0)7977 440902 (m)
Media
Clive Hawkins +44 (0)20 7004 3147 +44 (0)7836 357173 (m)
Citigate Dewe Rogerson +44 (0)20 7638 9571
Anthony Carlisle +44 (0)7973 611888 (m)

14 August 2006

National Grid plc
Return of Cash – Repurchase of B Shares
Under National Grid plc’s Return of Cash, approved by shareholders on 25 July 2005, holders of B Shares who elected not to receive the Return of Cash immediately could retain their B Shares for future repurchase. A further Repurchase Offer was made by Deutsche Bank AG, via Deutsche Bank AG London Branch, on 8 August 2006 to repurchase all outstanding B Shares for 65 pence per B Share.
Valid elections to accept the Repurchase Offer were received in relation to 39,521,422 B Shares (46 per cent. of B Shares remaining in issue before the date of the Repurchase Offer). Settlement of the Repurchase Offer for holders of B Shares took place today, cheques and sales advice are being dispatched and assured payments made through CREST.
National Grid plc has repurchased all the B Shares which Deutsche Bank AG acquired under the Repurchase Offer for the same consideration paid by Deutsche Bank AG, and all such B Shares will be cancelled by National Grid plc.
Following the Repurchase Offer, 45,815,437 B Shares will remain in issue.

Enquiries:
National Grid plc
Investors
Alexandra Lewis	+44 (0)20 7004 3170
Richard Smith	+44 (0)20 7004 3172
James Waite	+44 (0)20 7004 3171

Media
Clive Hawkins	+44 (0)20 7004 3147
Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin — Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting as principal and for no one else in connection with the Repurchase Offer and will not be responsible to anyone for providing the protections afforded to clients of Deutsche Bank AG nor for providing advice in connection with the Repurchase Offer.

11 August 2006

National Grid plc
Publication of Prospectus
The following prospectus has been approved by the UK Listing Authority and is available for viewing:
Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme
To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/5798h_-2006-8-11.pdf
For further information, please contact
Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 20 7004 3365
Fax: +44 20 7004 3363

DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

9 August 2006

National Grid plc (NG)
(Notifications of Directors’ Interests, pursuant to Section 324(2) of the Companies Act 1985)
National Grid SHARE INCENTIVE PLAN (the “SIP”)
Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG. ordinary shares by regular monthly contributions. The current monthly purchase of 40,651 NG. ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 7 August 2006, at a price of 612.66 pence per share, on behalf of some 2,750 participants.
The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	20 Ordinary Shares
Roger Urwin	20 Ordinary Shares

Directors Interests- Repurchase of B Shares
Two Directors elected to accept the Offer made by Deutsche Bank AG London on 8 August 2006 to repurchase outstanding B Shares for 65 pence per B Share. The B share interests of Roger Urwin (by 223,580 B shares) and Nick Winser (by 20,787 B shares) are reduced accordingly.
The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,146 Ordinary Shares Nil- B shares — unchanged
Roger Urwin	1,235,103 Ordinary Shares B Shares- 58,397
Nick Winser	415,958 Ordinary Shares- unchanged Nil- B shares

7 August 2006

National Grid plc (‘NG’)
Block Listing Six Monthly Return
NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc
2. Name of Scheme	Employee Shareschemes
3. Period	1 February 2006 to 31 July 2006
4. Shares not issued at end of last period:	9,376,089
5. Shares issued/allotted during period:	6,425,301
6. Balance not yet issued/allotted at end of period:	2,950,788
7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue.

Total number of shares in issue at end of the period:   2,720,814,140
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

7 August 2006
National Grid plc (‘NG’)
Block Listing Six Monthly Return
NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc
2. Name of Scheme	National Grid Electricity Transmission plc- 4.25 per cent Exchangeable Bonds 2008.
3. Period	1 February 2006 to 31 July 2006.
4. Shares not issued at end of last period:	37,388
5. Shares issued/allotted during period:	Nil
6. Balance not yet issued/allotted at end of period:	37,388
7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue.

Total number of shares in issue at end of the period:   2,720,814,140
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

2 August 2006
National Grid plc (National Grid)
Notification of Changes in Directors’ Interests
Performance Share Plan — Lapse of Awards
Awards were made to Executive Directors under the National Grid Performance Share Plan 2002, as follows, in the June 2003 operation of the Plan:

Director	Date of Award	Number of shares over
		which awards granted
Edward Astle	27.6.2003	107,958
Steve Holliday	27.6.2003	115,669
Mike Jesanis	27.6.2003	41,871
Steve Lucas	27.6.2003	115,669
Roger Urwin	27.6.2003	195,866
Nick Winser	27.6.2003	92,535
These awards were subject to a performance condition which was required to be met as a condition of release. This performance condition required TSR, measured over a period of three years from 1 July 2003, to be at least median compared to a comparator group of companies.
For these awards granted in 2003, this performance condition was not satisfied at the end of the three-year performance period. As a result, the awards have lapsed in full.
The total share interests of the above directors, following these changes, are:

Edward Astle	600,447
Steve Holliday	535,126
Mike Jesanis	488,536
Steve Lucas	547,607
Roger Urwin	1,235,083
Nick Winser	415,958